AEGIS ENERGY ADVISORS CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48271

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Aegis Energy Advisors Corp._____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___420 Lexington Avenue, Suite 300_____
                                                    (No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Garfield L. Miller III	212-245-2552	glmiller@aegisenergy.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____Berkower LLC_____
                    (Name – if individual, state last, first, and middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003		217	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Garfield L. Miller III _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Aegis Energy Advisors Corp. _____ , as of _____ December 31 _____ , 2 _021_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Virginia
County of Arlington
03/29/2022



Jerod Couts

REGISTRATION NUMBER
7870029
COMMISSION EXPIRES
January 31, 2024

Signature: _____

Title:
_____ President _____

Jerod Couts Jerod Couts
Notary Public
Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

AEGIS ENERGY ADVISORS CORP.

DECEMBER 31, 2021

TABLE OF CONTENTS

Independent Auditors' Report

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Aegis Energy Advisors Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Aegis Energy Advisors Corp.** (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC
Iselin, New Jersey
March 29, 2022


AEGIS ENERGY ADVISORS CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021


ASSETS

Cash	$	215,329
Advisory fees receivable		124,500
Prepaid expenses		10,995
Security deposit		1,500
Total assets	$	352,324

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued expenses	$	21,400
Bank loans payable		86,558
Total liabilities		107,958

Commitments and contingencies

Stockholder's equity

Common stock, $1 par value, 510 shares authorized, issued and outstanding		510
Additional paid in capital		3,129,351
Accumulated deficit		(2,885,495)
Total stockholder's equity		244,366
Total liabilities and stockholder's equity	$	352,324


See notes to the financial statement

1


1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Aegis Energy Advisors Corp. (the "Company"), incorporated in 1996 under the laws of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic and advisory services to clients in the global energy industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company keeps its books and prepares its financial statement on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Advisory fees
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes
No provision for federal or state income taxes has been made, as the Company is an S Corporation. The Company is subject to New York City income taxes. The Company prepares its tax returns on the cash basis of accounting. Such difference in accounting methods for financial accounting and income tax reporting, and net operating losses for New York City give rise to deferred income taxes as discussed below.

The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Employee lease costs
The Company has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Company for such employee compensation and benefit amounts. This agreement is cancelable upon thirty days prior written notice and the costs associated with this arrangement are recorded as incurred.

Uncertain tax positions
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2018 are no longer subject to examination by tax authorities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **COMMITMENT AND CONTINGENCIES**

The Company has a lease agreement for office space plus expenses for office administration, phone and maintenance. The lease agreement is on a month-to-month basis. Rent expense for the year ended December 31, 2021 was $21,850.

4. **LINE OF CREDIT**

The Company has two revolving lines of credit with a financial institution, a $25,000 overdraft facility and a $110,000 business line of credit. Advances on the credit lines are re-payable on demand. The overdraft facility carries a fixed interest rate of 11.25%. The business line of credit carries an interest rate of 1.75% over the bank's prime rate, making an effective rate of 5% at December 31, 2021. As of December 31, 2021, the company has has not drawn any funds from the overdraft facility and taken advances against the line of credit in the amount of $86,558. The bank has a first lien position on all company assets to collateralize the line of credit.

5. **INCOME TAXES**

At December 31, 2021, the Company has available a net operating loss carry-forward ("NOL") of approximately $2,727,000 related to New York City tax expiring beginning 2024. The Company has recorded a deferred tax asset of approximately $241,000 on this carry-forward.

A valuation allowance is recognized against deferred tax assets if it is more likely than not that they will not be realized in future years. Accordingly, a valuation allowance of $241,000 has been recorded against the deferred tax asset. For the year ended December 31, 2021, the Company used approximately $285,000 of its NOL resulting in the reduction of both its deferred tax asset and allowance of approximately $25,000. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded

6. **CONCENTRATION OF CREDIT RISK**

The Company maintains all of its cash in one financial institution, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

For the year ended December 31, 2021, three customers accounted for 39%, 23% and 21%, respectively, of the Company's fee revenues. At December 31, 2021, two customers accounted for 60% and 40%, respectively, of the Company's Advisory Fees receivable.

7. **EMPLOYEE RETIREMENT PLAN**

The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan six months after their original date of service. Eligible employees are automatically enrolled in the 401(k) Plan at a 1% deferral rate, unless the employee elects otherwise. The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee deferrals (the Company match). Plan participants are eligible to receive the Company match after completing six months of continuous service. The Company match varies based on how much the employee elects to defer up to a maximum of 4.25% of eligible compensation. The Company match is invested identically to employee contributions and vests immediately in the participant accounts. The Company match amounted to $8,481 for the year ended December 31, 2021.

The Company maintains a Benefit Restoration Plan to supplement benefits provided under the 401(k) Plan to plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986. This plan provides for employee salary deferrals and employer contributions in the form of a company match.

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital, as defined, of $107,371, which exceeded the required minimum net capital of $7,197 by $100,174. Aggregate indebtedness at December 31, 2021 totaled $107,958. The Company's percentage of aggregate indebtedness to net capital was 100.55%.

9. **PAYCHECK PROGRAM LOAN**

In August 2020, the Company borrowed $27,900 from Citibank, N.A. under The Paycheck Protection Program, which was established under the CARES Act. On February 12, 2021, the Company's loan forgiveness application was approved for the full amount of the loan. Accordingly, debt forgiveness income of $27,900 is reflected as other income in accompanying statement of operations.

10. SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events through the date the financial statements were issued, and determined there are no other material events that would require disclosure in the Company's financial statements.